OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69638

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** AND ENDING **12/31/20**

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Founders M&A Advisory, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2400 Fifth Avenue South, Suite 100
(No. and Street)

Birmingham	**AL**	**35233**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen Alvarez   770-263-7300
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – if individual, state last, first, middle name)

2500 Acton Road	**Birmingham**	**AL**	**35243**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Zane P. Tarence _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Founders M&A Advisory, LLC _____, as
of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:





_____ Signature

President/CEO

Title



Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Founders M & A Advisory, LLC

Statement of Financial Condition

December 31, 2020
With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Founders M&A Advisory, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Founders M&A Advisory, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Founders M&A Advisory, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Founders M&A Advisory, LLC's management. Our responsibility is to express an opinion on Founders M&A Advisory, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Founders M&A Advisory, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as Founders M&A Advisory, LLC's auditor since 2016.
Birmingham, AL
February 23, 2021

1

Founders M & A Advisory, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash	$	4,291,080
Accounts receivable		27,500
Deposits		5,737
Prepaid expenses		1,268
Total assets	$	4,325,585

Liabilities and Member's Equity

Liabilities		
Due to affiliate	$	12,196
Accounts payable and accrued expenses		42,184
Total liabilities		54,380
Member's equity		4,271,205
Total liabilities and member's equity	$	4,325,585

Founders M & A Advisory, LLC
Notes to Statement of Financial Condition
December 31, 2020

1. Organization

Founders M & A Advisory, LLC (the "Company") was formed as a limited liability company in Alabama on October 30, 2013. On March 24, 2016, the Company was approved as a member of the Financial Industry Regulatory Authority (FINRA) and became registered with the SEC as a securities broker-dealer. The Company has also been registered as a broker-dealer in Alabama since April 12, 2016, and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking firm solely engaged in merger and acquisition advisory activities.

2. Significant Accounting Policies Basis of Financial Statement Presentation

The Statement of Financial Condition of the Company has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

In preparing the Statement of Financial Condition, management is required to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition. Actual results could differ from such estimates and such differences may be material to the Statement of Financial Condition.

Cash

Cash is held as deposits in a bank. The Company does not hold cash equivalents.

Income Taxes

The Company is a single member limited liability company. All income and losses are passed through to the member to be included on its income tax return. The Company is considered a disregarded entity and is thus not subject to federal, state or local income taxes.

Fair Value of Financial Instruments

The Company estimates that the fair value of any financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables and accrued expenses are reported at their contractual amounts, with approximate fair value.

Adoption of Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (FASB) issued new guidance related to the accounting for financial instruments ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Based on the new guidance, companies that have accounts receivable will need to consider and implement changes required by the new guidance. On January 1, 2020, the Company adopted Accounting Standards Update 2016-13 to comply with this FASB accounting standard. As of December 31, 2020, the Company's accounts receivable consists of amounts related to revenue transactions that have not been collected as of the date of the statement of financial condition and are deemed to be fully collectible. Therefore, the adoption of the new standard did not have a material impact on the Company's Statement of Financial Condition.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and, based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer receivables are believed to be fully collectible.

3. Financial Instruments

The Company's financial instruments are measured and reported on a fair value basis. The ASC defines fair value and establishes a framework for measuring fair value, as well as a fair value hierarchy based on inputs used to measure fair value.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of the Company's financial instruments that are measured and reported on a fair value basis.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1: Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2: Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3: Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2020, the Company did not own any financial assets or liabilities other than cash and other assets and liabilities with no inventory issues of short and intermediate term maturities and/or defined settlement amounts in the normal course of trade.

The carrying amounts of cash and other assets and liabilities with stipulated earned defined settlement amounts are reported at their contractual amounts, which approximates fair value acceptable as an industry standard.

4. Concentration of Risk

The Company maintains its cash with a major financial institution, which at times may exceed the FDIC limit. The Company monitors the bank account and has not experienced, and does not expect to incur any losses in such account.

Consistent with customary investment banking policies, the Company's liability under its engagement agreements is generally limited to the amount of fees paid to the Company. The Company believes that its indemnification obligations to its clients would generally not have a material adverse effect on the Company's financial position.

5. **Related-Party Transactions**

The Company is a wholly-owned subsidiary of its parent, Founders Investment Banking, LLC (FoundersiB). The Company entered into an Expense Sharing, Lease and Services Agreement (Expense Sharing Agreement) with FoundersiB from which it receives the benefit of certain facilities and services paid for by its parent. As of December 31, 2020, the parent had assumed $110,139 in expenses on behalf of the Company. These expenses are not recorded in the statement of financial condition of the Company as the Parent has agreed in writing that the Company is not liable for the expenses; there is no other indication that the Company is liable to any other person for the expenses; the Company has demonstrated that the Parent has adequate resources independent of the Company to pay the expenses and the expenses are not the liability of the broker-dealer under GAAP. The Company maintains a separate schedule of expenses to be in compliance with Rule 17a-3(a)(1) and (a)(2).

6. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2020, the Company had net capital of $4,236,700 which was $4,231,700 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.0128 to 1.

7. **Commitments and Contingencies**

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. Management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

8. **Subsequent Events**

Subsequent events were evaluated through date the Statement of Financial Condition was issued, noting no material events requiring disclosure or recognition in the Company's statement of financial condition.

FOUNDERS
M&A ADVISORY

Founders M&A Advisory, LLC Exemption Report

We, as members of management of Founders M&A Advisory, LLC (the "Company") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the SEC Release No. 34-70073.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(l), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the SEC Release No. 34-70073.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the SEC Release No. 34-70073.

2. The Company conducted business activities involving mergers and acquisitions advisory services throughout the year ended December 31, 2020 without exception.

3. The Company met the identified conditions for such reliance, under 17 C.F.R.§240.15c3-3(e) throughout the period from January 1, 2020 through September 30, 2020 and under Footnote 74 of the SEC Release No. 34-70073 from October 1, 2020 through December 31, 2020 without exception.

Signed: _____

Name: Zane P. Tarence

Title: CEO

Date: February 23, 2021

2400 Fifth Avenue South, Suite 100, Birmingham, AL 35233 • Phone: 205.949.2043 • Fax: 205.871.0010

Member of FINRA & SIPC. Founders M&A Advisory is a wholly-owned subsidiary of Founders Advisors, LLC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Founders M&A Advisory, LLC

We have reviewed management's statements, included in the accompanying Founders M&A Advisory, LLC Exemption Report, in which (1) Founders M&A Advisory, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Founders M&A Advisory, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") throughout the period from January 1, 2020 through September 30, 2020 without exception. The Founders M&A Advisory, LLC met the identified exemption provisions under Footnote 74 of the SEC Release No. 34-70073 during the period from October 1, 2020 through December 31, 2020, without exception and (2) Founders M&A Advisory, LLC stated that Founders M&A Advisory, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Founders M&A Advisory, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Founders M&A Advisory, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the period from January 1, 2020 through September 30, 2020 and under Footnote 74 of the SEC Release No. 34-70073 from October 1, 2020 through December 31, 2020.

Warren Averett, LLC
Birmingham, AL
February 23, 2021